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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCATOR ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 RICHMOND STREET WEST, SUITE 601
(No. and Street)

TORONTO	ONTARIO (CANADA)	M5H 2K1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANNI BUTTAR 416-640-7410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY
(Name – *if individual, state last, first, middle name*)

23974 ALISO CREEK ROAD, SUITE 395	LAGUNA NIGUEL,	CA	92677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/13

OATH OR AFFIRMATION

I, MANNI BUTTAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCATOR ASSOCIATES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC ONTARIO MANJIT SINGH

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercator Associates, LLC

(SEC I.D. No. 8 - 53274)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**


TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Mercator Associates LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mercator Associates, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in members equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercator Associates, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and or other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. And other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 25, 2013

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Mercator Associates, LLC

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2012

Assets		
Cash	$	**26,974**
Securities owned, at fair value *(Note 4)*		**21,876**
Receivable from clearing broker *(Note 5 and 6)*		**541,829**
	$	**590,679**
Liabilities and Members' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value *(Note 4)*	$	**660**
Accounts payable and accrued liabilities		**237,588**
		238,248
Members' Equity		**352,431**
	$	**590,679**

Guarantee *(Note 6)*
Commitments *(Note 7)*
Contingencies *(Note 10)*

See accompanying notes to financial statements

Mercator Associates, LLC

Notes to Financial Statements

Year Ended December 31, 2012

1. Organization and Description of Business

Mercator Associates, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. Under the Articles of Organization, the Company shall automatically terminate on January 1, 2052. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interest.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Nasdaq Stock Market, Inc., the BATS Exchange, Inc. and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary sources of revenue are commission fees from securities trade executions for institutional clients and principal trading of securities. The Company clears substantially all of its transactions through a security clearing broker, Apex Clearing Corporation, Inc. ("Apex") on a fully disclosed basis. Accordingly, the Company does not hold customer securities or perform custodial functions related to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company maintains offices in Toronto, Canada and New York City, New York, USA.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

***(a)* Securities Transactions and Revenue Recognition**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Commission and principal trading revenues and related direct rebates and trade execution charges are recorded on a trade-date basis. Securities owned and sold, not yet purchased, are recorded at fair value. Realized and unrealized gains and losses are included in income in the year in which changes occur.

Interest revenue is recorded on the accrual basis of accounting as earned.

2. Summary of Significant Accounting Policies (Continued)

***(b)* Fair Values of Financial Assets and Liabilities:**

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

(ii) Level 2:

Valuations based on one or more quoted prices for similar instruments in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

***(c)* Income Taxes**

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Mercator Associates, LLC

Notes to Financial Statements

Year Ended December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

(d) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in operations for the period to which they relate.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Cash Segregated Pursuant to Federal and Other Regulations

The Company has segregated $1,420 in a "special reserve bank account for the exclusive benefit of customers" in accordance with Rule 15c-3-3 of the SEC requiring a minimum of $100. This amount is included as cash in the statement of financial condition.

4. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

As of December 31, 2012	Securities Owned	Securities Sold
US Equity Securities, Level 1 fair values	$ 21,876	$ 660

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities are exposed to market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition. The Company will incur a loss if the market value of the securities sold, not yet purchased, subsequently increases.

5. Concentrations of Credit Risk

The Company maintains cash balances and deposits with financial institutions and its clearing broker. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material losses from these instruments.

Substantially all of the clearing, custodial and depository operations of the Company are performed by Apex as clearing broker pursuant to an operating agreement. The clearing broker reviews, as considered necessary, the credit standing of the counter-parties with which the Company conducts business. Credit risk on financial instruments is the amount of financial loss occurring as a result of default of a counter-party on its obligation to the Company. Credit risk is managed by dealing only with counter parties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

The Company's exposure to credit risk associated with the non-performance by counter-parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

As of December 31, 2012, the Company's most significant counter party concentrations are with Apex, its clearing broker.

6. Clearing Agreement

Pursuant to an agreement between the Company and Apex, substantially all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Apex. The Company is exempt from provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Apex. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company has provided a guarantee to its clearing broker. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management considers the potential to be remote for the Company to be required to make payments under this indemnity. Accordingly, no related contingent liability is carried on the statement of financial position.

Receivable from clearing broker of $541,829 includes a cash deposit of $500,000.

7. Commitments

The Company has entered into office leases in New York City, New York and Toronto, Canada with contractual renewal terms under one year in length for a 2012 commitment of $22,900.

In addition, the Company is required to pay its pro rata share of common area maintenance and property taxes through the term of the leases.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2012, the Company had net capital of approximately $329,745, which is $79,745 in excess of the required minimum net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.72 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

9. Income Taxes

For US income tax purposes, income taxes are the liability of the individual members. Accordingly, no provision for US federal taxes is reflected in the statement of operations. State and city income taxes are provided at the reduced rate applicable to limited liability companies.

For Canadian income tax purposes, the Company files a stand alone tax return. The Company is taxed as a general corporation in Canada with income taxes provided at the statutory combined federal and provincial tax rate of approximately 28.25% based upon income allocable to Canada.

FASB ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

10. Contingency

The Company does not have any contingencies as at December 31, 2012.

11. Financial Instruments

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities (other than securities owned and securities sold, not yet purchased, which are recorded at level 1 fair values (Note 4)) are carried at cost which approximates fair value as they are payable on demand or due to their short-term nature or imminent maturity.

Market Risk
The equity financial instruments traded by the Company, at fair value, in the statement of financial condition, involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavourable changes in interest rates, currency exchange rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Currency Risk
The Company realized approximately 25% of its expenses in Canadian dollars. Consequently, it is exposed to foreign exchange fluctuations. As at December 31, 2012, the Company had Canadian dollars equivalent to $4,646 US dollars converted using December 31, 2012 exchange rates.

The Company pays income taxes in Canadian dollars. Consequently, tax liabilities are exposed to foreign exchange fluctuations.